Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces new Chief Operating Officer

Toronto, Ontario, August 4, 2010 – Kinross Gold Corporation (TSX: K, NYSE: KGC) is pleased to announce the appointment of Brant Hinze as Executive Vice-President & Chief Operating Officer, effective October 1, 2010. Mr. Hinze will succeed the Company’s current Chief Operating Officer, Tim Baker, whose retirement was announced earlier this year.

Mr. Hinze is an accomplished mining industry leader who was most recently Senior Vice-President, North American Operations, for Newmont Mining Corporation. In this role, Mr. Hinze oversaw eight operating mines producing approximately two million ounces annually, 11 processing facilities, and regional exploration and development activities. Mr. Hinze also led Newmont’s corporate social responsibility, information technology, supply chain, legal and human resources functions in the region.

From 2002 to 2005, Mr. Hinze was General Manager of Newmont’s Yanacocha Project in Peru, which at its peak was the largest producing gold mine in the world. Prior to Yanacocha, he managed other operations for the company in the United States, Bolivia and Indonesia.

“We are delighted to welcome an industry leader of Brant’s calibre to our Senior Leadership Team,” said Tye Burt, President & CEO. “Brant has an exceptional track record and significant operating experience in several key mining regions of the world. We’re confident that under his leadership our global operations will continue to live up to the highest standards of safety and corporate responsibility, while generating superior value for our shareholders, employees and local communities.”

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador and Russia, employing approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice President, Corporate Communications
phone: (416) 365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: (416) 365-2744
erwyn.naidoo@kinross.com

www.kinross.com